Contact

www.linkedin.com/in/felipe-
sixto-29474542 (LinkedIn)
www.sixtopack.com (Company)
www.coffee-pack.com (Company)
www.seafoodpack.com (Company)

Top Skills

Sales Management
New Business Development
Marketing Strategy

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Publications

The Economic Times Polymers
Flexo Magazine
Coffee Talk Magazine
Flexible Packaging

Felipe Sixto

Director of Sales at Sixto Packaging
Miami, Florida, United States

Summary

Sixto Packaging is a flexible packaging manufacturer based in
Miami, Fl. We produce stand up pouches, Innolock Zippered roll
stock, laser perfs, foil laminations and much more all in house. Print
capabilities include 10 color Flexo in Miami and 10 color Rotogravure
in sister plant. Email info@sixtopack.com

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Experience

Castaway Coffee

Co-Founder
January 2023 - Present (1 year 6 months)
Miami, Florida, United States

Sixto Packaging

Director of Sales & Marketing
January 1997 - Present (27 years 6 months)
Miami, FL

Sixto Packaging is a family-owned and operated certified minority flexible
packaging converter that services the Snack Food, Coffee, Beverage, Medical,
Personal Care, Household, Pet Food, and other Specialty markets. The
company was founded by Felipe and Carmen Sixto and their three sons,
Felipe, Emilio and Andres over 40 years ago. We focus on private label and
store brands, particularly in the Coffee market.

Consortium For Waste Circularity

Member Board of Directors
August 2022 - Present (1 year 11 months)

Sixto Global Capital

Managing Director
August 2018 - Present (5 years 11 months)
Miami, Florida, United States

Southern Coffee Association

President
September 2021 - November 2022 (1 year 3 months)

Education

American University

Juris Doctrate, International Trade Law · (2002 - 2005)

Florida International University

Master of Arts (M.A.), International Relations and Affairs · (2000 - 2002)

Florida International University

BA, International Relations · (1998 - 2000)

Christopher Columbus High School Miami, FL